Offering Statement for Berylline Corporation

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The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. What is the name of the issuer?

   Berylline Corporation

   419 Golf View Lane
   OU Inc
   Rochester, MI 48309

Eligibility

2. The following are true for Berylline Corporation:

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

   No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

   Name
   Michael Dresser

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
   Michael Dresser has over ten years of experience as an Account/Product Manager working with global, automotive clients, including Global Alliance Network and Coliant Corporation. A natural at building and forging relationships, he has success in developing business with new and existing customers and extensive automotive industry knowledge with a diverse international network. His competitive nature outside of the business realm led to a

National Snowboarding Championship in 2009 (USASA Men's Slopestyle). As an SOS Outreach Coach, he shared these skills with underprivileged youth, helping build self-esteem and character. He received his B.S. in Business Administration (Marketing) from The University of Colorado at Boulder, and a double MBA in International Business and Entrepreneurship from Oakland University. Working History 2011 - Present: Berylline Corporation, Marketing and Sales Director

Name
Dennis Dresser

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Dennis Dresser is the President and CEO of Global Alliance Network, LLC. ("GAN"). GAN is an international consulting firm that has been providing business opportunities around the world through their worldwide industrial network since 1999. He was previously President and CEO of GT Automotive System, Inc (GT). Dennis started GT with less than 20 people and from a small company and $2 million in sales he grew the company into a major international Tier 1 automotive supplier dominating the column gear- shift lever business by 1997 with sales over $75 million, over 500 employees (including a JV with Tsuda Industries in Japan). Dennis has a Bachelor of Science degree from Ball State University and a Master's in Business Management from Central Michigan University. Work History 2011 - Present: President and Board President of Directors member, Berylline Corporation 2004 - 2015: President/CEO of Global Alliance Network, LLC 1997 - Present: President/CEO for Dennis Dresser Industries, Inc., Rochester Hills, Michigan. International business consulting, providing business opportunities to Asian companies wanting to expand in their presence in North America. Affiliated offices in Japan, China, and Vietnam

Name
Xugang Li

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Mr. Li joined the Vehicle Research Institute (VRI) team of Western Washington University to study and build hybrid vehicles. At VRI, Mr. Li worked on two solar/electric/natural gas engine hybrid vehicles: Viking 21 and Viking 23. Mr. Li earned his Post-Baccalaureate Certificate of Vehicle Design at Western Washington University, USA. He has a bachelor degree of Mechanical Engineering in Chongqing University, China. Between 1996 to 1998, Mr. Li worked for Dura Automotive as a Project Engineer. Later, Mr. Li worked for General Motors as a Senior Engineer and has been part of many vehicle programs. In 2011, Mr. Li started to work on Berylline Hybrid 3 Wheel Scooter project as Chief Engineer and directed the design and build of the 2 prototype vehicles. Working History 2011 - Present: Berylline Corporation, Chief Engineer

Name
Dennis Sica

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Dennis Sica was and retired as President of Trend Group, Inc. a Sales and Consulting firm to Aerospace and Automotive industries. Dennis previous business experience was also as President and Vice President of companies in the Metal Stamping and Tooling industries. Dennis has managed growth companies ranging in size from $6 million to $140 million with as many as 350 employees. Dennis has a Bachelors of Science from Detroit College of Business. He has served as a Board Advisor and Director to many, Manufacturing, Industry Association and Non-Profit businesses. Work History 2018 - Present: Secretary, Board of Berylline Corporation

Name

Bruce Weber

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Bruce Weber is a CPA, with a extensive background as Financial Manager and Owner in the OEM products of stampings, injection molded plastics, and machined castings. Bruce was one of the four investors who acquired Wolverine Metal Stamping from retiring founders in 1998. He became the CFO in 2000 and President in 2003. Prior to the sale of Wolverine to Eric Jackson in November 2003. Bruce was employed as the CFO of Gel, Inc., starting in 1986 and became a principal owner through a management group acquisition in 1991. Gel, Inc. acquired Tamco, Ltd in 1996 and became GT Automotive, Inc., a Tire 1 supplier of Driver Controls to GM, Ford, Chrysler, Toyota, Honda, CAMI(Suzuki) and United Technologies Automotive, where he was the Vice President of Finance. GT Automotive grew to 66 million dollar in sale, with 6 manufacturing facilities and over 600 employees in Michigan and Ontario, Canada when it was sold to Dura Automotive in 1997. Bruce retired from Dura in 1998 as Vice President of Finance for its Shifter Systems Subsidiary. In 1976, Bruce graduated from Oakland University with a Bachelor of Sciences degree in Management and a minor in Computer Information Science. Upon graduation, he was employed on the audit & tax staff of Plante & Moran where he earned his CPA license in 1979. From 1981 to 1984 Bruce worked for ITT Corporation in New York as an Audit Manager. He was hired by Machining Enterprise in 1984 as Controller and became its CFO in 1985. Working History: 2015 - Present: Berylline Corporation, Chief Financial Officer 2000 - Present: Wolverine Metal Stamping Inc, Chief Financial Officer

Name
David Nelson

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
David Nelson has spent the majority of his professional career in executive sales positions with exceptional results. He spent 28 Years at AT&T (Ameritech / Michigan Bell) as Sr. Sales Associate, Training Manager and SEO Specialist. During his career at AT&T, David won The Presidents Club Award 11 Times. Because of David's successful track record, AT&T asked him to return for an additional 2 year period at RH Donnelly in Chicago, in order to handle their major accounts, as Sales and SEO Specialist in charge of new member training. In 2013, David retired for the second time. David now works as part of the The Nelson Team at Berkshire Hathaway HWWB in Birmingham, Michigan. The Nelson team has been the No. 1 Team for the past 3 years, with sales at the top 1% in Michigan state. David has a BA degree from Western Michigan University in 1978. Work History Berkshire Hathaway HWWB in Birmingham, Real Estate Sales Consultant - 2013 - Present; Berylline Corporation, Regional Sales Manager - 2015 - Present.

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Xugang Li

Securities:	550,000
Class:	Common Stock
Voting Power:	45.6%

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Berylline is a technology and manufacturing company specializing in the small engine hybrid and electric driving systems in personal transportation industry. Berylline's F2A is a Hybrid 3 Wheel Scooter and we anticipate it will be available for pre-order in 2022. The all new Berylline Breeze is a 3- Wheel Electric Scooter, the company's latest product, and we anticipate it will be available for purchase in early 2021. In addition, we just completed the development process and prototyped a Hybrid Golf Cart for the ever expanding golf retirement communities. All Berylline products are targeting the leisure and local commuting markets. The Products Berylline's corporate vision has always been focused on the transportation industry. After our first funding raise in 2018, Berylline developed 2 new products driven by the latest Li-Ion battery technology. The Berylline Breeze is a 3-Wheel Electric Scooter based on the same chassis technology and common components from the Berylline F2A Hybrid Scooter. It has the same pleasant riding characteristics as the hybrid version, but will have a silent electric motor, making sure that you can hear the birds singing in the morning or the gentle ocean wave in the evening as you cruise along. The performance specification includes a range of 60 miles with a single charge and with the top speed of 43 MPH. The production prototype is competed and we plan to have salable units available in early 2021. Berylline Hybrid Golf Cart is a fully integrated PHEV that can travel up to 150 miles on single charge, and about 30 miles pure electric range. When in pure electric mode, the Berylline golf cart is very quiet allowing the driver to enjoy a comfortable driving experience without disturbing the surroundings. While operating in hybrid mode, an additional power supply to the Li-Ion battery allows the vehicle to travel 150 miles on a single charge. The Berylline system can also be utilized as generator in case of power disruption. The prototype hybrid golf cart was completed in 2020, with plans to bring this new exciting product line to the market in 2022. iTank Tour is an all new 3 wheel tilting electric scooter with automotive grade quality from Doohan Technology, which is a high-tech enterprise. Berylline and Doohan signed marketing agreement to bring iTank Tour in US market. The first shipment of 18 Doohan iTank scooters arrived at our Berylline facility in August of this year and are currently being sold. The Berylline Hybrid Scooter has a top speed of 60 MPH under hybrid mode and 30 MPH under EV (electric vehicle) mode. It is a PHEV (Plug-In Hybrid Electric Vehicle), with a two front wheel and one rear wheel design. This design coupled with a fully automatic CVT transmission provides driving stability and ease of operation. Berylline plans to continue to work on the exciting product and target to launch this vehicle in 2023. The Market Independent market research funded by the MEDC (Michigan Economic Development Corporation) indicates that there are seven major market segments for the F2A and related product. Research from an independent research company, B E R L I N E Advertising Group, suggested that the primary target is retirement communities located in warm coastal regions, such as The Villages, Del Webb, Ave Maria, Rancho Mirage, and a host of others. B E R L I N E projects F2A annual sales should range from 5,767 to 11,534 units. Berylline Breeze is based on the same chassis technology as of the F2A and has the similar characteristics. We believe Berylline Breeze and F2A will enjoy the similar market projections. The Potentials Personal transportation today is a $95 billion industry and projected to grow at a compound annual growth of 10.6 % by 2026 according to a CISION report on 8/17/2020. There are a number of startup companies targeting this market such as Arcimoto, Electra Meccanica and Sonders. We have engaged in independent research on these companies to determine if their success can translate to Berylline. Companies like Arcimoto and Elio have achieved market values over $50 million with no revenues. Electra Meccanica, due to strong interest from both consumers and corporate buyers, has generated a market value over $200 million without generating revenues to date. We believe Berylline has a highly competitive, unique product with great potential in markets that we believe are not targeted by these other companies. We believe we can match their success, and do it quickly. We looked at comparable companies to understand how they are being valued in public markets and via acquisition premiums. Understanding the valuation metrics for other comparable companies translates directly to what Berylline is seeking to accomplish. We are building our exit strategy today to understand how we will be valued in the future. With projected revenues targeting over $30 million, we believe future value of $50-$60 million is conservatively estimated. Our strategy is to ensure that Berylline's success will equal great success for investors.

Berylline Corporation currently has 7 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. Material factors that make an investment in Berylline Corporation speculative or risky:
    1. If the Company is unable to raise additional capital on acceptable terms, it may be unable to complete research and development, obtain necessary regulatory approvals, or commercialize its products. The Company will require substantial future capital in order to continue to conduct the research and development, and regulatory activities necessary to bring it's products to market. There can be no assurance that additional

funding will be available on acceptable terms. Failure to satisfy our capital requirements will adversely affect the Company's business, financial condition and results of operations because the Company would be left without the capital required to complete product development, obtain regulatory approvals, or establish sales, marketing and manufacturing capabilities.

2. Because the Company has a history of operating losses, and expects to generate operating losses for the foreseeable future, it may not achieve profitability for some time, if at all. The Company is in an early stage of development and, therefore, has a limited history of operations.

3. The Company is faced with all of the risks associated with a company in the early stage of development. Such risks include, among other things, competition from well-established and well-capitalized companies and unanticipated development difficulties and risks associated with the need for regulatory approval from government regulatory bodies around the world. Because the Company is focused on product development, the Company did not generate any product revenues until October 2020, with the sale of 4 iTank Tour scooters for $15,382. The Company has incurred losses each year of its operations and expects to continue to incur losses for the foreseeable future.

4. The process of developing the Company's products requires significant research and testing, each of which is costly and does not result in revenues or profits. There can be no assurance that the Company will ever generate sufficient commercial sales or achieve profitability. Should this be the case, investors could lose their entire investment.

5. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

6. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

7. The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

8. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

9. Any forecasts we make about our operations may prove to be inaccurate. We must, among other things, determine appropriate risks, rewards, and level of investment in our product lines, respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain, and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations, and financial condition. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stage of development. As a result of these risks, challenges, and uncertainties, the value of your investment could be significantly reduced or completely lost.

10. Intense competition in the markets in which we compete could prevent us from

generating or sustaining revenue growth and generating or maintaining profitability. Our business is competitive, and we expect it to become increasingly competitive in the future as more startups enter the industry. We may also face competition from large companies, any of which might have more capital than we have, and launch its own business that competes with us.

11. Maintaining our reputation is critical to our ability to attract and retain clients, and our failure, or perceived failure, to appropriately operate our business or deal with matters that give rise to reputation risk may materially and adversely harm our business, prospects and results of operations. Our failure to deliver appropriate standards of service and quality could result in customer dissatisfaction, litigation and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs and harm to our reputation. Further, negative publicity regarding us, whether or not true, may be detrimental to our business.

12. Major health epidemics, such as the outbreak caused by a coronavirus (COVID-19), and other outbreaks or unforeseen or catastrophic events could disrupt and adversely affect our operations, financial condition, and business. The United States and other countries have experienced and may experience in the future, major health epidemics related to viruses, other pathogens, and other unforeseen or catastrophic events, including natural disasters, extreme weather events, power loss, acts of war, and terrorist attacks. For example, there was an outbreak of COVID-19, a novel virus, which has spread to the United States and other countries and declared a global pandemic. The global spread of COVID-19 has created significant volatility and uncertainty in financial markets. Although COVID-19 is currently not material to our results of operations, there is significant uncertainty relating to the potential impact of COVID-19 on our business. The extent to which COVID-19 impacts our current capital raise and our ability to obtain future financing, as well as our results of operations and financial condition, generally, will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken by governments and private businesses to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 continue for an extensive period of time, our business, results of operations, and financial condition may be materially adversely affected.

13. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

14. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

15. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

   The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

16. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

   Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

17. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

   You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

18. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

   Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by

Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

19. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

20. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

21. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

22. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

23. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Berylline Corporation ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $533,996 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. What is the purpose of this offering?

   New Product Development: $235,000 Operation: $235,000 Marketing: $37,730

9. How does the issuer intend to use the proceeds of this offering?

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$26,166
New Product Development	$0	$235,000
Operation	$9,510	$235,000
Marketing	$0	$37,730
Unallocated Funds	$0	$100
Total Use of Proceeds	**$10,000**	**$533,996**

10. How will the issuer complete the transaction and deliver securities to the investors?

   In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Berylline Corporation must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. How can an investor cancel an investment commitment?

   You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. Can the Company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. Describe the terms of the securities being offered.

We are issuing Securities at an offering price of $5.22 per share.

14. Do the securities offered have voting rights?

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. Are there any limitations on any voting or other rights identified above?

You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. How may the terms of the securities being offered be modified?

We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	1,681,093	1,206,035	Yes	

Options, Warrants and Other Rights

None.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

None of the Company's existing debt is convertible into equity, and there are no warrants, options, or other convertible instruments outstanding.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The Company's bylaws can be amended by the holders of shares of the Company. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding membership interest units give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new units, or the sale of debt, convertible debt or assets of the company.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

At issuers discretion.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

As the holder of a majority of the voting rights in the company, our shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. What are the risks to purchasers associated with corporate actions including:
   - additional issuances of securities,
   - issuer repurchases of securities,
   - a sale of the issuer or of assets of the issuer or
   - transactions with related parties?

The issuance of additional securities will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuance of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of stock would decline. A sale of the Company or of the assets of the Company may result in an entire loss of your investment. We cannot predict the market value of the Company or its assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by management unaffiliated with the related parties.

24. Describe the material terms of any indebtedness of the issuer:

Creditor(s):	Arbor SPARK
Amount Outstanding:	$40,000
Interest Rate:	12.0%
Maturity Date:	August 6, 2016
Other Material Terms:	

Note Payable. Has to be repaid if equity financing of
greater than $1,000,000 is received.

25. What other exempt offerings has Berylline Corporation conducted within the past three years?

Date of Offering: 04/2018

Exemption:

Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))

Securities Offered: Common Stock

Amount Sold: $203,602

Use of Proceeds:

1. Berylline Breeze 3-Wheel Electric Scooter Design and Prototyping. 2. Berylline Hybrid Golf Cart design and prototyping. 3. iTank Tour Electric Scooter importing and marketing. 3. Business operation such as office lease.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
    1. any director or officer of the issuer;
    2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    4. any immediate family member of any of the foregoing persons.

No.

Financial Condition of the Issuer

27. Does the issuer have an operating history?

Yes.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Berylline was founded in 2011 by a small group of entrepreneurs; including a vehicle engineering expert, former President/CEO of a tier one Automotive Supplier and a CPA. Within the first year, using personal funds, a lot of "sweat equity" and a $10,000 unsecured Loan from the Spark Fund, sponsored by Automation Alley, the first three-wheel prototype motor scooter was completed in 2012. It was named the F1. In total only about $20,000 was spent to produce this prototype vehicle. There were good reviews and feedback on the vehicle. With the assistance of Oakland University and Automation Alley, a marketing study was commissioned to see if this interest had a viable market. The results were very good, with a viable "niche" market of 5,000 to 10,000 vehicles per year in the USA vacation resort and retirement communities identified. In 2013 the founders decided to build a second vehicle using hybrid technology, completing design engineering. They tested the market for a "turn-key" vehicle build and were quoted $2,000,000 to $2,500,000 to build one hybrid vehicle to their design. They searched for development partners who could provide the finances and expert assistance needed to successfully build the F2 Hybrid vehicle. In the summer 2013, Wanhu Industries agreed to invest $100,000, for a 10% ownership interest and assistance with hybrid technology. Work on the F2 hybrid model then commenced. Later in 2013, a CFO of a tier one metals engineering Company, who is also a CPA & CGMA, invested $10,000 and joined the team, assisting in tax matters and financing. In 2014, a private equity professional joined the team and negotiated an additional $40,000 unsecured loan from the Spark Fund, paying off the original $10,000 loan. Two of the founders provided the Company with a $50,000 line-of-credit, advancing $20,000 in 2014. With this funding, totaling only about $170,000, the F2 model was successfully completed in Q4 2014, saving about $2,000,000 compared to a 3rd party build. It was licensed as a motor vehicle in Michigan and displayed first in January 2015 at the International Motorcycle Show in Miami Beach, Florida. There was significant interest in the F2 and its hybrid capabilities, but technology was evolving fast and the founders determined that the power train needed to be improved to provide more power before commencing product launch. In Q2 2015, a retired sales executive who "loved" the F2, invested $100,000. He is very interested in managing sales in the Florida market which we determine is our first "target" area for sales. Later in 2015, Berylline increased its partnership with Oakland University, moving our office to their "business incubator" building and signing on to their "Accelerator "plan which provided engineering and marketing assistance by paying 90% of the costs. During 2016 and 2017 design of an improved Hybrid power train has been in facilitated with the Oakland University School of Engineering. In December 2018 the Company completed a Regulation Crowdfunding offering of common stock at $3.40 per share, via Netcapital funding portal, issuing 59,883 shares and raising $203,602 of gross proceeds. The new funds were used in 2019 to start the development of a prototype hybrid golf cart and the Berylline Breeze -the new electric three-wheel motor scooter. Our "cash burn" rate, primarily on research and development activities, has averaged about $8,500 per month during 2019 and 2020. Despite the impact of the 2020 pandemic, Berylline was able to forge ahead on the new product development of its Hybrid Golf Cart and Breeze Electric Three-Wheel Scooter. The Hybrid Golf Cart prototype was completed in October and Breeze prototype was completed in November. We have also partnered with a manufacturer of three-wheel electric motor scooters to sell a touring model version of their scooter - iTank Tour. In October 2020, we had our first sales of 4 iTank Tour scooters and generating revenue of $15,382 We plan to commence sales of Berylline Breeze on a limited basis in the first half of 2021. By raising $533,996 in funds, the Company aims to expand sales of the iTank Tour and Berylline Breeze electric three-wheel scooters through our existing dealers and establish dealer networks in Michigan, Florida, and Southern California. We will also be able to commence US Government regulatory approval of the hybrid golf cart. In addition, we plan to open a facility in the USA to complete the assembly of the Berylline Breeze scooters and use it for distribution to dealers. The company recorded a net loss of $43,004 for the year ended December 31, 2020, as compared to a net loss of $65,124 for the year ended December 31, 2019. In 2020 we recorded $15,382 in revenues while the cost of goods sold amounted to $12,824, resulting in a gross profit of $2,558. Operating expenses, relating primarily to research and development, amounted to $46,112 for the year ended December 31, 2020, as compared to operating expenses of $60,324 for the year ended December 31, 2019. Interest expense amounted to $4,800 for the year ended December 31, 2020, as compared to interest expense of $4,800 for the year ended December 31, 2019. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to increase revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

Financial Information

29. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

    See attachments:

    CPA Review Report: reviewletter.pdf

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:
    1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
       1. in connection with the purchase or sale of any security?
       2. involving the making of any false filing with the Commission?
       3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
       1. in connection with the purchase or sale of any security?;
       2. involving the making of any false filing with the Commission?
       3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
       1. at the time of the filing of this offering statement bars the person from:
          1. association with an entity regulated by such commission, authority, agency or officer?
          2. engaging in the business of securities, insurance or banking?
          3. engaging in savings association or credit union activities?

       2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

    4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
       1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
       2. places limitations on the activities, functions or operations of such person?
       3. bars such person from being associated with any entity or from participating in the

offering of any penny stock?

If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
    2. Section 5 of the Securities Act?
6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Berylline Corporation answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Offering Page Video Transcript: Berylline Presents, the F2A Hybrid Scooter. Lithium Ion Battery. 60 mph (gas). 30mph (Electric). 100 mpg. Berylline Hybrid F2A Scooter starting at $5,999. Business Advisor Agreement On October 24, 2015, the Company entered into a business advisor agreement. The business advisor assists the Company in preparing the funding package and offering document, and in other funding related tasks as deemed needed. In exchange, the Company awarded the business advisor 25,000 shares of the Company's common stock and reserved an additional 25,000 shares of common stock to be allocated upon the securing of funding of $2,000,000. Shares will be diluted along with other shares in the event of new investors. As of December 31, 2020, the condition to secure funding of $2,000,000 had not been met by the business advisor.

The following documents are being submitted as part of this offering:

Governance:

Certificate of Incorporation:	certificateofincorporation.pdf
Corporate Bylaws:	corporatebylaws.pdf
Opportunity:	
Offering Page JPG:	offeringpage.jpg
Financials:	
Additional Information:	otherfinancial.pdf

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:

Once posted, the annual report may be found on the issuer's web site at: www.beryllineusa.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.